GALIANO GOLD 2023 ANNUAL GENERAL AND SPECIAL MEETING
INFORMATION

Vancouver, British Columbia, April 25, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) advises its Annual General and Special Meeting of shareholders ("AGM") will be held virtually on Thursday, June 1, 2023 at 10 am PDT. Shareholders who intend to participate in the AGM should refer to the Company's management information circular (the "Proxy Circular") for details regarding how to participate.

The AGM is being held to: (i) receive the audited financial statements of the Company for its fiscal year ended December 31, 2022, and the report of the auditor thereon; (ii) fix the number of directors to be elected at six; (iii) elect directors of the Company for the ensuing year; (iv) approve the Amended Share Option Plan; (v) approve the unallocated entitlements under the Share Option Plan; (vi) approve the Amended Share Unit Plan; (vii) approve the unallocated entitlements under the Share Unit Plan; (viii) appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and (ix) authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation.

The Company has nominated six nominees for election as directors, being current directors Paul Wright, Michael Price, Judith Mosely, Dawn Moss, Greg Martin and Matt Badylak. Current director Gordon Fretwell will not be standing for re-election as a director of the Company. The Company thanks Mr. Fretwell for his 19 years of service as a director of the Company.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the AGM. Materials for the AGM, including the Proxy Circular, have been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company's website at: www.galianogold.com/investors/annual-meeting. Any shareholder who wishes to receive a paper copy of the Proxy Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341, by fax: (604) 683-8194 or by email: info@galianogold.com. A shareholder may also use the toll-free number noted above to obtain additional information about the notice-and-access provisions.

Enquiries:

Krista Muhr

Investor Relations Advisor

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

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